CONSENT OF QUALIFIED PERSON

Pursuant to Section 8.3 of National Instrument 43-101 Standards of Disclosure for Mineral Projects, I, Gabriel Voicu, P.Geo., consent to the public filing of the technical report titled “San Dimas Property San Dimas District, Durango and Sinaloa States, Mexico, Technical Report for Primero Mining Corp.” dated April 18, 2014 (the “Technical Report”) prepared for Primero Mining Corp. (the “Company”).

I also consent to the use of any extracts from, or a summary of the Technical Report in the written disclosure contained in the Company’s news release dated March 5, 2014 (the “News Release”).

Further, I confirm that I have read the News Release and the information in the News Release fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 17th day of April, 2014.

Gabriel Voicu, PhD, P.Geo.
Vice President, Geology & Exploration
Primero Mining Corp.